

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2021

Ethan Chuang
Chief Executive Officer
Adamant DRI Processing and Minerals Group
6305 Hilltop Court
Fort Lee, NJ 07024

> **Re: Adamant DRI Processing and Minerals Group**
> **Registration Statement on Form 10-12G**
> **Filed June 29, 2021**
> **File No. 0-49729**

Dear Mr. Chuang:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Vincent J. McGill